UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Cash Dividend

1. Dividend Type		Year-end Dividend

2. Dividend in Distribution		Cash Dividend

3. Dividend per Share(KRW)	Common Shares	8,400

4. Dividend Ratio to Market Value (%)	Common Shares	3.7%

5. Total Dividend Amount (KRW)		595,865,222,400

6. Dividend Record Date		December 31, 2013

7. Date of Board Resolution		February 6, 2014

8. Other references useful for making investment decisions

•    The total amount of dividends declared for FY2013 amount to Won 9,400 per share, of which Won 1,000 per share was previously paid as a mid-year dividend..

•    The dividend payment date and the date of the general shareholders’ meeting have not yet been determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 7, 2014

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